EXHIBIT 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

The following description of the capital stock of United States Antimony Corporation (the “Company,” “we,” “us” or “our”) summarizes certain provisions of our Certificate of Formation, as amended, and our Bylaws, as amended. The description is intended as a summary and is qualified in its entirety by reference to our Certificate of Formation and our Bylaws, copies of which have been filed as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and by applicable provisions of the Texas Business Organizations Code (the “TBOC”). We encourage you to read our Certificate of Formation, our Bylaws, and the applicable provisions of the TBOC for more information.

Authorized Capital Stock

Our authorized capital stock consists of 250,000,000 shares of common stock and 50,000,000 shares of preferred stock, par value $0.01 per share.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company, 1110 Centre Point Curve, Suite 101, Mendota Heights, MN 55120.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange and the NYSE Texas, each under the symbol “UAMY.”

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our common stock are entitled to receive dividends and other distributions, as may be declared from time to time by the Board of Directors, payable in cash, property or capital stock of the Company, as provided in the Company’s Certificate of Formation and Bylaws. The Company currently does not anticipate paying any cash dividends in the foreseeable future.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company. Holders of our preferred stock are entitled to a liquidation preference that is senior to holders of our common stock, and therefore would receive distributions and liquidation assets prior to the holders of our common stock.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock, par value $0.01 per share. Our Board of Directors may, from time to time, direct the issuance of shares of preferred stock in one or more series and may, with respect to such series, fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and the qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of preferred stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

The following is a description of our outstanding series of preferred stock:

Series B Preferred Stock

In 1993, the Board established a Series B preferred stock, consisting of 750,000 shares. The Series B preferred stock has preference over the Company’s common stock and Series A preferred stock (none of which are outstanding); has no voting rights (absent default in payment of declared dividends); and is entitled to cumulative dividends of $0.01 per share per year, payable if and when declared by the Board of Directors. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series B preferred stockholders is $1.00 per share plus dividends in arrears. The Series B preferred stock is no longer convertible to shares of the Company’s common stock.

Series C Preferred Stock

In 2000, the Board established a Series C preferred stock. The Series C preferred stock has preference over the Company’s common stock and has voting rights equal to that number of shares outstanding, but no conversion or dividend rights. In the event of dissolution or liquidation of the Company, the preferential amount payable to Series C preferred stockholders is $0.55 per share.

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our Board of Directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Anti-Takeover Effects of Texas Law and Our Certificate of Formation and Bylaws

Our Certificate of Formation and our Bylaws contain certain provisions that could have the effect of delaying, deterring or preventing another party from acquiring control of us. These provisions and certain provisions of Texas law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Limits on Ability of Shareholders to Act by Written Consent or Call a Special Meeting

Our Certificate of Formation provides that our shareholders may act by written consent only if all holders of shares entitled to vote on such action adopt a resolution by unanimous written consent. This may deter action by written consent or lengthen the amount of time required to take shareholder actions. As a result, even a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our shareholders called in accordance with our Bylaws.

In addition, our Certificate of Formation provides that special meetings of shareholders may be called by the chairperson of the board, the chief executive officer, the president (to the extent required by the TBOC), our Board of Directors, or by shareholders holding not less than 50% (or the highest percentage of ownership that may be set under the TBOC) of the Corporation’s then outstanding shares of capital stock entitled to vote at such meeting. The threshold required for shareholders to call a special meeting may delay the ability of our shareholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors or a committee of our Board of Directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

Our Certificate of Formation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our Board of Directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on our Board of Directors to influence our Board’s decision regarding a takeover.

Amendment of Certificate of Formation Provisions

The amendment of our Certificate of Formation requires approval by holders of at least 50% of our outstanding capital stock entitled to vote generally in the election of directors.

Forum Selection

Our Certificate of Formation includes a forum selection provision designating the Business Court in the First Business Court Division (the “Business Court”) of the State of Texas (or, if the Business Court determines that it lacks jurisdiction, the United States District Court for the Northern District of Texas, Dallas Division (the “Federal Court”) or, if the Federal Court lacks jurisdiction, the state courts located in Dallas County, Texas) as the sole and exclusive forum for any of the filing, adjudication and trial of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee of the Company to the Company or the Company’s shareholders, including any claim alleging a conspiracy to breach a fiduciary duty, knowing participation in a breach of a fiduciary duty or aiding and abetting a breach of fiduciary duty, (iii) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company arising pursuant to any provision of the TBOC or the Certificate of Formation or the Bylaws (in each case, as they may be amended from time to time), (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine, (v) any action asserting an “internal entity claim” as that term is defined in Section 2.115 of the TBOC, or (vi) any other action or proceeding in which the Business Court of the State of Texas has jurisdiction. This forum selection provision does not apply to any direct claims under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time travelling to any particular forum so they may continue to focus on operations of the Company.